Page 1 of 14

                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                                    Schedule 13D

                                      Under the Securities Exchange Act of 1934
                                                 (Amendment No. 20)*

                                   Preferred Income Management Fund Incorporated
                                                 (Name of Issuer)

                                                   Common Stock
                                          (Title of Class of Securities)

                                                     74037Q10
                                                  (CUSIP Number)

                                             Thomas R. Stephens, Esq.
                                       Bartlit Beck Herman Palenchar & Scott
                                          511 Sixteenth Street, Suite 700
                                               Denver, Colorado 80202
                                                                (303) 592-3100
                                  (Name, Address and Telephone Number of Person
                               Authorized to Receive Notices and Communications)

                                                    April 1, 1998
                         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          (Continued on following page(s))



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Cusip No. 74037Q10                                                 Page 2 of 14
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                                  Page 3 of 21
--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Horejsi, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [ ]

      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)                      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               South Dakota

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                               2,071,430

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                              2,071,430

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,071,430

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*        [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.0%

     14        TYPE OF REPORTING PERSON*

                CO


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Cusip No. 74037Q10                                            Page 3 of 14 Pages
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                                  Page 4 of 21

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Stewart R. Horejsi

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [ ]


      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)                      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES


              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                                 0

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*                                          [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

     14        TYPE OF REPORTING PERSON*

               IN


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Cusip No. 74037Q10                                           Page 4 of 14 Pages
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                                  Page 5 of 21

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Lola Brown Trust No. 1B

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [ ]

               (b)  [ ]


      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)                      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Kansas

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                               1,583,765

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                             1,583,765

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,583,765

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*                                          [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.8%

     14        TYPE OF REPORTING PERSON*

                OO

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Cusip No. 74037Q10                                            Page 5 of 14 Pages
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                                  Page 7 of 21

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Badlands Trust Company

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [ ]

               (b)  [ ]

      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               South Dakota

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                 12,735

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                               12,735

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,735

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*                                          [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .13%

     14        TYPE OF REPORTING PERSON*

               CO


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Cusip No. 74037Q10                                            Page 6 of 14 Pages
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                                  Page 7 of 21

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Stewart R. Horejsi Trust No. 2

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]

               (b) [ ]


      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

                Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)                      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Kansas

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                                 0

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                          [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

     14        TYPE OF REPORTING PERSON*

                OO


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                                  Page 7 of 21


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Cusip No. 74037Q10                                            Page 7 of 14 Pages
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                                  Page 7 of 21

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Ernest Horejsi Trust No. 1B

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]

               (b) [ ]


      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

              WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)                     [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Kansas

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                252,534

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                               252,534

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                    0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                252,534

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*                                          [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.68%

     14        TYPE OF REPORTING PERSON*

               OO


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                                  Page 14 of 14

                              Amendment No. 20 to Statement on Schedule 13D

                  This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4, 5 and 7 of this statement, previously filed by (i) Horejsi, Inc. ("HI"), The Lola Brown Trust No. 1B (the "Brown Trust") and Badlands Trust Company ("Badlands"), each as the direct beneficial owner of Shares, and (ii) Stewart R. Horejsi and the Stewart R. Horejsi Trust No. 2 (the "Stewart Horejsi Trust"), by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 2.  Identity and Background

                  No change except for the addition of the following:

                  (a) In addition to HI, the Brown Trust, Badlands, the Stewart Horejsi Trust and Mr. Horejsi, this statement is also filed by the Ernest Horejsi Trust No. 1B (the "Ernest Horejsi Trust") as the direct holder of Shares. HI, the Brown Trust, Badlands, the Stewart Horejsi Trust, the Ernest Horejsi Trust and Mr. Horejsi are referred to in this statement as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

                  The trustees of the Ernest Horejsi Trust are Badlands, Susan Ciciora and Larry Dunlap. Such trustees may be deemed to control the Ernest Horejsi Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Ernest Horejsi Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Ernest Horejsi Trust. Accordingly, Badlands, Ms. Ciciora and Mr. Dunlap disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Ernest Horejsi Trust.

                  (b) The business address of the Ernest Horejsi is located at 122 South Phillips Avenue, Suite 220, Sioux Falls, South Dakota 57104.

                  (c) The Ernest Horejsi Trust is a trust organized by Ernest Horejsi for the benefit of his children and grandchildren.

                  (d) The  Ernest  Horejsi  Trust  has not been  convicted  in a
         criminal   proceeding  in  the  past  five  years  (excluding   traffic
         violations or similar misdemeanors).

                  (e) During the past five years,  the Ernest  Horejsi Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) The Ernest Horejsi Trust is a trust organized under the laws of Kansas and now domiciled in South Dakota.


Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

                  The total amount of funds required by the Ernest Horejsi Trust to purchase the Shares as reported in Item 5(c) was $3,914,277.00. Such funds were provided by the Ernest Horejsi Trust's cash on hand.

                  The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $31,250. Such funds were provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited, as previously reported in this statement on
         Schedule 13D.


Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

                  On March 17, 1998, the Reporting Persons mailed to shareholders of the Company the letter to shareholders and proxy statement in opposition to management attached as Exhibit 8 and incorporated herein in its entirety by this reference. On March 26, 1998, in connection with their solicitation of proxies for the Company's annual meeting on April 17, 1998, the Reporting Persons mailed to shareholders of the Company the letter attached as Exhibit 9 and incorporated herein by this reference.

                  HI divested the Shares described in Item 5(c) of this statement in order to resolve any possible question as to whether the acquisition of such Shares in December 1997 was permitted under applicable law. The Brown Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. The Ernest Horejsi Trust acquired the Shares described in Item 5(c) of this statement in order to acquire an equity position in the Company.

                  Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands, the Stewart Horejsi Trust or the Ernest Horejsi Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands, the Stewart Horejsi Trust or the Ernest Horejsi Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise. However, if the Reporting Persons acquire additional Shares, the Reporting Persons do not, at this time, intend to purchase more Shares than would be necessary to acquire control of the Company, which the Reporting Persons believe is less than 50% of the outstanding Shares.

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) HI is the direct beneficial owner of 2,071,430 Shares, or approximately 22.0% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HI. Mr. Horejsi disclaims all such beneficial ownership.

                  The Brown Trust is the direct beneficial owner of 1,583,765 Shares, or approximately 16.8% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. Mr. Horejsi disclaims all such beneficial ownership.

                  The Ernest  Horejsi  Trust is the direct  beneficial  owner of
         252,534 Shares, or approximately 2.68% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Ernest Horejsi Trust. Mr. Horejsi disclaims all such beneficial ownership.

                  By virtue of the relationships  and transactions  described in this statement, the Reporting Persons may be deemed to constitute a group. HI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust, Badlands and the Ernest Horejsi Trust; the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by the HI, Badlands and the Ernest Horejsi Trust; Badlands and the Stewart Horejsi Trust each disclaim beneficial ownership of Shares directly beneficially owned by the Brown Trust, HI and the Ernest Horejsi Trust; and the Ernest Horejsi Trust disclaims beneficial ownership of Shares directly beneficially owned by HI, the Brown Trust and Badlands.

                  (b) The Ernest Horejsi Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, Badlands, Ms. Ciciora and Mr. Dunlap may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Ernest Horejsi Trust.

                  (c) On February 23, 1998, HI transferred 2,000 Shares to the Brown Trust in a privately negotiated transaction at a price of $15.625 per Share.

                  On March 31, the Ernest Horejsi Trust purchased 15,434 Shares in a privately negotiated transaction at a price of $15.50 per Share. On March 31, the Ernest Horejsi Trust purchased 237,100 Shares in a privately negotiated transaction at a price of $15.50 per Share.

                  (d) The Ernest Horejsi Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. No change except for the addition of the following:

                  The Ernest Horejsi Trust and Van Dellen Steel Inc. entered into a letter agreement, dated as of March 27, 1998, and attached irrevocable proxy pursuant to which on March 31, 1998 the Ernest Horejsi Trust acquired 15,434 Shares from Van Dellen Steel, Inc. The foregoing summary of the such agreement is qualified in its entirety by reference to the form of such agreement, which is attached as Exhibit 10 to this statement and incorporated herein by this reference.

                  The Ernest Horejsi Trust and Commerce Bancshares Inc. entered into a letter agreement, dated as of March 27, 1998, and attached irrevocable proxy pursuant to which on March 31, 1998 the Ernest Horejsi Trust acquired 237,100 Shares from Commerce Bancshares Inc. The foregoing summary of the such agreement is qualified in its entirety by reference to the form of such agreement, which is attached as Exhibit 11 to this statement and incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

                  No change except for the addition of the following:

                  Exhibit 8 Form of letter to shareholders and proxy statement in opposition to the management of Preferred Income Management Fund Incorporated, incorporated by reference to the letter to shareholders and form of proxy statement filed with the Securities and Exchange Commission by Horejsi, Inc. and other persons on March 17, 1998

                  Exhibit 9 Form of letter to shareholders in connection with the proxy solicitation in opposition to the management of Preferred Income Management Fund Incorporated, incorporated by reference to the letter to shareholders filed with the Securities and Exchange Commission by Horejsi, Inc. and other persons on March 26, 1998

                  Exhibit 10 Letter Agreement, dated as of March 27, 1998, between the Ernest Horejsi Trust No. 1B and Van Dellen Steel Inc.

                  Exhibit 11 Letter  Agreement,  dated as of March 27,
                  1998, between the Ernest Horejsi Trust No. 1B and Commerce Bancshares Inc.

                                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 1998

                            /s/ Stewart R. Horejsi
                     Stewart R. Horejsi



                            /s/ Stephen C. Miller
                     Stephen C. Miller, as Vice President of Horejsi, Inc. and as Vice President of Badlands Trust Company, trustee of The Lola Brown Trust No. 1B, trustee of the Stewart R. Horejsi Trust No. 2, and trustee of the Ernest Horejsi Trust No. 1B.

                                 EXHIBIT 10
                         Ernest Horejsi Trust No. 1B
                     122 South Phillips Avenue, Suite 220
                       Sioux Falls, South Dakota 57104

                                                                 March 27, 1998

Van Dellen Steel Inc.
6945 Dutton Industrial Park
Dutton, MI  49316
Attention: Mr. Casey Van Dellen

       Re:  Purchase of Shares of Preferred Income Management Fund Incorporated

Dear Mr. Van Dellen:

         Upon the terms and subject to the conditions set forth in this letter agreement, the Ernest Horejsi Trust No. 1B (the "Purchaser") agrees to purchase from Van Dellen Steel Inc. (the "Seller"), and the Seller agrees to sell and assign to the Purchaser, all of the Seller's right, title and interest in the 15,434 shares (the "Shares") of Common Stock, par value $0.01 per share, of Preferred Income Management Fund Incorporated (the "Fund") owned of record, free and clear of any liens or encumbrances, by the Seller. The Seller acknowledges and agrees that the sale and assignment of all of its rights, title and interest in the Shares shall include the Seller's right, as the holder of such Shares on the January 20, 1998 record date, to vote at the April 17, 1998 Annual Meeting of Shareholders of the Fund, and any adjournments or postponements thereof (the "Annual Meeting"), and the Seller shall take all such ministerial steps, including granting an irrevocable proxy (the "Irrevocable Proxy") (in the form attached as Exhibit A hereto) necessary to effectuate such transfer of voting rights. The Seller represents and warrants that it has not previously executed a proxy card in respect of the Annual Meeting and it will not execute a proxy card or otherwise attempt to vote at the Annual Meeting, unless so requested by the Purchaser.

         In consideration of the sale of the Shares and obtaining the assignment of voting rights for the Annual Meeting, the Purchaser shall deliver to the Seller at the closing referred to below, by wire transfer of same day funds to the account designated by the Seller, an amount equal to $15.50 per Share, or $239,227.00 in the aggregate, against delivery of the Shares (duly endorsed in blank or accompanied by appropriate stock powers, together with any applicable transfer tax stamps affixed thereon) and the Irrevocable Proxy (duly executed by the Seller). The closing shall take place on March 30, 1998 or on such other date as shall be mutually agreed by the Purchaser and the Seller. In the event that certificates for all the Shares are not available at the closing, the Seller undertakes to take any and all action as may be necessary or desirable to effect the delivery of such certificates (in proper form for transfer) to the Purchaser as promptly as possible following the closing.

         If this letter agreement is acceptable to you, please sign and return the duplicate enclosed copy of this letter agreement to the undersigned, c/o Bartlit Beck Herman Palenchar & Scott, 511 Sixteenth Street, Denver, Colorado 80202, Attention: Thomas Stephens.

                                                     Sincerely,

                           ERNEST HOREJSI TRUST NO.1B

                                         By: Badlands Trust Company, as Trustee

                                             By:  /s/ STEPHEN C. MILLER
                                                      Stephen C. Miller
                                                      Vice President


Accepted and agreed to this 30th day of March, 1998

VAN DELLEN STEEL INC.

By: /s/ JAMES VANDEN BERGE
       Name: James Vanden Berge
       Title:   Treasurer






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                                                                       EXHIBIT A




                                            IRREVOCABLE PROXY


         Pursuant to the letter agreement dated March 27, 1998 between Van Dellen Steel Inc. (the "Shareholder") and the Ernest Horejsi Trust No. 1B (the "Trust"), the Shareholder does hereby appoint the Trust, the trustees of the Trust, Stephen C. Miller and Stewart R. Horejsi, and each of them, with full power of substitution in the premises, to vote all of the 15,434 shares (the "Shares") of Common Stock, par value $0.01 per share, of Preferred Income Management Fund Incorporated (the "Fund") which the Shareholder is entitled to vote at the April 17, 1998 Annual Meeting of Shareholders (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof.

         The proxy granted herein shall be irrevocable, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by the Shareholder with respect to the Shares.

         The Shareholder shall not grant any proxy to any person which conflicts with the proxy granted herein and any attempt to do so shall be void.


Dated:  March 30, 1998

                              VAN DELLEN STEEL INC.


                             By: __________________
                                      Name:
                                     Title:



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                                EXHIBIT 11
                     ERNEST HOREJSI TRUST NO. 1B
                 122 South Phillips Avenue, Suite 220
                     Sioux Falls, South Dakota 57104

                                              March 27, 1998

Commerce Bancshares, Inc.
1000 Walnut Street
Kansas City, Missouri
Attention: Mr. Jeff Aberdeen, Controller

       Re:  Purchase of Shares of Preferred Income Management Fund Incorporated

Dear Mr. Aberdeen:

         Upon the terms and subject to the conditions set forth in this letter agreement, the Ernest Horejsi Trust No. 1B (the "Purchaser") agrees to purchase from Commerce Bancshares, Inc. (the "Seller"), and the Seller agrees to sell and assign to the Purchaser, all of the Seller's right, title and interest in the 237,100 shares (the "Shares") of Common Stock, par value $0.01 per share, of Preferred Income Management Fund Incorporated (the "Fund") owned of record, free and clear of any liens or encumbrances, by the Seller. The Seller acknowledges and agrees that the sale and assignment of all of its rights, title and interest in the Shares shall include the Seller's right, as the holder of such Shares on the January 20, 1998 record date, to vote at the April 17, 1998 Annual Meeting of Shareholders of the Fund, and any adjournments or postponements thereof (the "Annual Meeting"). Seller agrees to take all such ministerial steps, including
(i) executing a blue proxy card solicited by Horejsi, Inc. and others in opposition to the management of the Fund, and (ii) granting an irrevocable proxy (the "Irrevocable Proxy") (in the form attached hereto) necessary to effectuate such transfer of voting rights. The Seller has previously executed a proxy card in respect of the Annual Meeting, and Purchaser acknowledges that Seller has so advised Purchaser. Seller represents and warrants it will not execute any additional proxy card or otherwise attempt to vote at the Annual Meeting, except as set forth in this letter agreement or unless so requested by the Purchaser.

         In consideration of the sale of the Shares and the transfer of voting rights for the Annual Meeting, the Purchaser shall deliver to the Seller at the closing referred to below, by wire transfer of same day funds to the account designated by the Seller, an amount equal to $15.50 per Share, or $3,675,050 in the aggregate, against delivery of the Shares (duly endorsed in blank or accompanied by appropriate stock powers) and the Irrevocable Proxy (duly executed by the Seller). The closing shall take place on March 30, 1998 or on such other date as shall be mutually agreed by the Purchaser and the Seller. In the event that certificates for all the Shares are not available at the closing, the Seller undertakes to take any and all action as may be necessary or desirable to effect the delivery of such certificates (in proper form for transfer) to the Purchaser as promptly as possible following the closing.

         Except with respect to any express agreements, representations and warranties set forth in this letter agreement, Seller disclaims any and all other agreements, representations and warranties of any kind or nature concerning the Shares and voting rights incident thereto. This letter agreement shall be governed by the laws of the State of Missouri.

         If this letter agreement is acceptable to you, please sign and return the duplicate enclosed copy of this letter agreement to the undersigned, c/o Bartlit Beck Herman Palenchar & Scott, 511 Sixteenth Street, Denver, Colorado 80202, Attention: Thomas Stephens.

                                                     Sincerely,

                           ERNEST HOREJSI TRUST NO.1B

                                         By: Badlands Trust Company, as Trustee


                                             By:  /s/ STEPHEN C. MILLER
                                                 Stephen C. Miller
                                                 Vice President


Accepted and agreed to this 27th day of March, 1998

COMMERCE BANCSHARES, INC.

By: /s/ JEFFREY ABERDEEN
       Name:  Jeffrey Aberdeen
       Title:    Controller

                                            IRREVOCABLE PROXY


         Pursuant to the letter agreement dated March 27, 1998 between Commerce Bancshares, Inc. (the "Shareholder") and the Ernest Horejsi Trust No. 1B (the "Trust"), the Shareholder does hereby appoint Stewart R. Horejsi, Stephen C. Miller, the Trust and the trustees of the Trust, and each of them, with full power of substitution in the premises, to vote all of the 237,100 shares (the "Shares") of Common Stock, par value $0.01 per share, of Preferred Income Management Fund Incorporated (the "Fund") which the Shareholder is entitled to vote at the April 17, 1998 Annual Meeting of Shareholders (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof.

         The proxy granted herein shall be irrevocable, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by the Shareholder with respect to the Shares.

         The Shareholder shall not, on or after the date of this irrevocable proxy, grant any proxy to any person which conflicts with the proxy granted herein and any attempt to do so shall be void.


Dated:  March 31, 1998

                            COMMERCE BANCSHARES, INC.



                                      By:  __________________________
                                      Name:
                                      Title:

                                   ASSIGNMENT SEPARATE FROM CERTIFICATE


                  FOR VALUE RECEIVED, COMMERCE BANCSHARES, INC. contributes, assigns and transfers unto the ERNEST HOREJSI TRUST NO. 1B 237,100 shares of the common stock, par value $.01 per share, of Preferred Income Management Fund, Incorporated, a Maryland corporation (the "Company"), standing in the name of the undersigned on the books of the Company, represented by certificate number(s) ___________ herewith and
         does         irrevocably         constitute         and         appoint
         ___________________________________________________________ attorney to transfer the said stock on the books of the within named Company with full power of substitution in the premises.
         Executed __________________ __, 1998.

                                         COMMERCE BANCSHARES, INC.

                                         --------------------------------
                                         By:  _________________________
                                        Title: _________________________



IN PRESENCE OF


--------------------------------




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